MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2017 and 2016

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. (formerly Timmins Gold Corp.) together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of February 20, 2018, and relates to the financial condition and results of operations for the years ended December 31, 2017 and 2016. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2017 and 2016, which have been prepared using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2017 and 2016, are also referred to as “fiscal 2017” and “fiscal 2016”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The Consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share, issued and outstanding common shares, options, warrants, and per share amounts have been adjusted retrospectively to reflect the share consolidation.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

FISCAL 2017 OPERATIONAL HIGHLIGHTS AND RECENT DEVELOPMENTS

-	On May 12, 2017, the Company consolidated its shares 10:1 and changed the name of the Company to Alio Gold Inc.

-

On July 20, 2017, the Company strengthened the balance sheet with the completion of a C$50.4 million ($40.0 million) bought deal financing. Common shares and warrants outstanding increased to 43.6 million and 6.85 million, respectively. The use of proceeds were predominantly for advancing the Ana Paula Project (“Ana Paula” or the “Project”) including completion of a Definitive Feasibility Study (“DFS”) and a substantial exploration program which includes an underground decline.

-

On October 19, 2017, the Company received C$3.5 million ($2.8 million) from the exercise of warrants by Goldcorp Inc. (“Goldcorp”). Additionally, the Company exercised a buy-back right from Goldcorp and paid $2.9 million to acquire 1% of the net smelter royalty (“NSR”) in relation to the Ana Paula Project. Goldcorp retains a 2% NSR on Ana Paula.

Ana Paula Highlights

-	On April 10, 2017, the Company received the Environmental Approval (MIA) for Ana Paula.

-	On May 16, 2017, the Company announced the Ana Paula Pre-Feasibility Study (“PFS”) results that showed robust economics. In July 2017, a Definitive Feasibility Study commenced and activity is ongoing.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-	On September 18, 2017, a significant exploration program on the Ana Paula Project was announced and advanced during the remainder of 2017 and early 2018:

•	Commenced construction on the portal site for the underground decline which will provide access to test the known extension of the high-grade breccia system;

•

Commenced a 3,800 meter diamond drilling program in January 2018 to enhance existing information on the high-grade breccia extension. Drilling is currently being undertaken on a 24x7 basis with one drill rig and a second rig is expected in February 2018. Initial drill results are anticipated in Q1 2018;

•	Developed a drilling program for a high priority surface target 150 meters north of the proposed open pit (North Area Target) which is expected to commence in Q2 2018; and,

•	Initiated a regional exploration program on the 56,000-hectare land package on the highly prospective Guerrero Gold Belt.

-	On September 21, 2017, the Company received its Change of Land Use Approval (ETJ) for the Ana Paula Project.

San Francisco Highlights

-

On May 11, 2017, the Company announced a revitalization plan for its San Francisco Mine (“San Francisco” or the “Mine”) that envisioned investing a portion of the cash flow from operations back into improvements to the operations and capital waste stripping.

-

During fiscal 2017, the San Francisco Mine produced 83,558 ounces of gold at cash costs and all-in sustaining costs(1) (“AISC”) of $831 per gold ounce and $1,034 per gold ounce, respectively. Production guidance for 2018 was announced as 90,000 to 100,000 ounces at an AISC of $1,000 to $1,100 per gold ounce.

Management Changes

-

Miguel Soto, VP Exploration for Alio, will be retiring to perform private consulting work at the end of February 2018 after 35 years in the mining industry in Mexico and 8 years as VP Exploration for Alio. The exploration function at the San Francisco Mine has been transferred to the mine site under the direction of the General Manager. At Ana Paula, the Company has engaged Ms. Gillian Kearvell as a consultant to oversee the current exploration program. Ms. Kearvell is an exploration geologist with over 30 years of experience working with junior and senior exploration and mining companies. She worked extensively on both the Los Filos Mine and El Limon-Guajes Mine on the Guerrero Gold Belt and was VP Exploration at Newstrike Capital Inc. where she led the Ana Paula Project discovery team until acquired by Alio.

-

In Q4 2017, the Company appointed Joe Campbell as General Manager of the San Francisco Mine. Mr. Campbell holds a BSc in Metallurgical Engineering and has 30 years of experience in the mining industry including several Mine General Manager roles for Mercator Minerals, Nord Resources, Frontera Copper, Inmet and Phelps Dodge. As well, Jorge Lozano was appointed Manager, Mining. Mr. Lozano holds a BSc in Mining and is a certified six sigma black belt in project management. He has 14 years of progressive experience overseeing all aspects of mine operations including mine planning and engineering and held the position of Mine Manager at Mercator Minerals. Most recently he was Mining and Metals Manager with Alexander Proudfoot’s mine management and operations team. Jose Hector Figueroa, VP Operations, has completed a handover to the new mine management team and will be leaving the Company to pursue other opportunities at the end of February 2018.

(1) Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Q4 2017 AND FISCAL 2017 CONSOLIDATED FINANCIAL HIGHLIGHTS

-	Net loss of $2.9 million or $0.06 per share for Q4 2017 and net earnings of $11.9 million or $0.30 per share for fiscal 2017.

-	Cash used in operating activities was $2.2 million or $0.05 per share for Q4 2017 and cash provided by operating activities was $13.1 million or $0.33 per share for fiscal 2017.

-	Cash and cash equivalents and short-term investments at December 31, 2017, of $51.6 million total ($31.5 million and $20.1 million, respectively).

-	Working capital, current assets less current liabilities, at December 31, 2017, of $61.7 million.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines in Mexico. Alio Gold’s vision is to leverage its existing platform of assets and people to maximize value for all its stakeholders.

The Company operates the San Francisco open-pit, heap leach gold mine in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway).

The Company is also in advanced stages of developing the Ana Paula Project located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The PFS envisions average annual gold production of 116,000 ounces per year commencing in 2020. A Definitive Feasibility Study is currently under way.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver. Alio Gold's principal product is refined gold doré sold primarily in the London spot market. As a result, Alio Gold is not dependent on a particular purchaser with regard to the sale of the gold doré.

Macroeconomic and Commodity Price Environment
Continued price volatility and support for gold prices will be influenced by the relative strength or weakness of the US dollar, global geo-political events and supply/demand fundamentals. The gold price reached $1,302 per gold ounce on December 31, 2017, and reached highs early in 2018 of $1,365 during the first quarter. Average realized gold price for fiscal 2017 approximated $1,256 per gold ounce. During the last quarter of 2017 and early in 2018, the company executed a risk management program for approximately 60% of the monthly production that extends to the end of 2018, with bought put prices of $1,250 per gold ounce and the majority of sold call prices ranging from $1,400 to $1,469.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

OUTLOOK

At the Company’s high-grade, high-margin Ana Paula Project, significant exploration work is planned for 2018, including:

  Construction of an underground decline into the known extension of the high-grade breccia extension below the proposed open pit. The decline is expected to reach the mineralized area during Q3 2018 with drilling and further development work taking place in Q3 and Q4 2018. Capital expenditure on the decline and for exploration during 2018 is expected to be $12.6 million and $1.7 million, respectively.

  A 6-hole, 3,800 meter surface drill program to enhance the understanding of the known breccia extension below the proposed open pit commenced in January 2018 and is expected to be complete in Q1 2018. Total expenditure on this surface program is expected to be $1.4 million.

  Upon completion of the surface program testing the breccia extension, the surface drills will be moved to test a surface target approximately 150 meters North of the proposed pit. Drilling is expected to take place during Q2 2018 and total expenditure is expected to be $1.4 million.

In addition to exploration at Ana Paula, the Company is continuing to advance the DFS. The scope of the DFS is similar to the PFS in that it contemplates an open-pit mine with a processing plant producing approximately 116,000 ounces of gold per year for 8 years. During 2017, the DFS was advanced significantly to derisk the project in the last half of 2017 and included important metallurgical work on arsenic deportment and geotechnical work on the tailings storage facility, waste dumps and processing plant site. The DFS completion was contemplated to be Q2 2018 and work is on track to meet that schedule. However, the Company is currently evaluating a change in scope to the DFS which would include an underground mine component, and will incorporate results from the underground exploration drilling.

During the first quarter of 2018, the Company will be evaluating how best to integrate the underground component into the existing project development. This potential project improvement could enhance the project economics and push out the timing for the completion of the DFS and the commencement of construction.

During the second half of 2017, key steps occurred to revitalize the San Francisco mine. A significant waste stripping campaign was undertaken to open-up the main pit in phase 5 and 6 which has resulted in increased mining flexibility and the ability to deliver consistent ore feed to the leach pads. The main pit is now open across multiple mining faces as the ramp-up of pre-stripping reached sustainable and planned levels toward the end of 2017. It is expected that all ore mining activity will be in the main pit during 2018 with ore production from La Chicharra Phase 2 commencing in 2019.

In Q4 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated. In particular, crushing improvements totaling $4.9 million which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in the open pit during 2018. Sustaining capital at San Francisco in 2018 is expected to be between $2.5 million and $3.0 million.

In December 2017, the San Francisco Mine implemented a dual cut-off strategy which involves trucking lower grade run-of-mine (“ROM”) ore to old heap leach pads while higher cut off grade material is fed to the crusher. ROM ore was placed under leach in January 2018 and approximately 10% of the San Francisco production is expected to come from ROM leaching in 2018.

During 2018, the Company will continue to focus on cost efficiencies and improve overall productivity at San Francisco.

Gold production at the San Francisco Mine is expected to be between 90,000 and 100,000 ounces in 2018, with AISC between $1,000 and $1,100 per ounce and total capital and mine site exploration spending between $2.5 million and $3.0 million. Gold production in Q1 2018 is expected to be the lowest for the year with approximately 20% of the annual gold production expected in Q1 2018, as the run-of-mine material being leached has only just commenced generating results.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Ana Paula Project (100%-owned)

The Company acquired the Ana Paula project during May 2015 through the acquisition of Newstrike Capital Inc. During the fourth quarter of 2015, the Company acquired the processing plant and select infrastructure facilities (the “El Sauzal Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. El Sauzal began its closure process in December 2014 and following the disassembly and removal of the El Sauzal Plant it was placed in storage.

During the third quarter of 2016, the Company announced a pre-construction program for the Ana Paula Project, including the start of feasibility studies, infill drilling, metallurgical test-work, and environmental baseline and permitting activities. Over the nine months that followed, significant progress was made on the pre-construction program including environmental baseline studies, infill drilling and metallurgical test work which culminated in the completion of a Pre-Feasibility Study for Ana Paula.

The Company retained AGP Mining Consultants (“AGP”) of Toronto to act as the independent Qualified Persons in updating the mineral resource estimate. AGP was also engaged to carry out mine planning and engineering work for the Ana Paula Project feasibility studies. Geotechnical drilling to support the mine planning work was completed in April 2017 which greatly enhanced the confidence in the pit slope design. Metallurgical test work for the PFS was carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Comminution tests have confirmed that the 6,000 tpd semi-autogenous grinding and ball mill circuit that was purchased by the Company is suitable for treating the Ana Paula material. Gravity recoverable gold, flotation and leaching test work was completed and forms the basis of the process design criteria for the feasibility studies. Knight-Piesold carried out the engineering and design of the waste dumps and tailings storage facility as well as the study for the pit slope design. M3 Engineering to provide overall feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates.

The PFS was completed in May 2017 which confirmed the robust project economics and a capital cost of $137.2 million. The results were announced on May 16, 2017, and the highlights include:

  Proven and Probable Mineral Reserves of 13.4 million tonnes at 2.36 grams per tonne for 1,021,000 contained ounces of gold, with reserves at $1,200 per gold ounce;
  NPV at 5% discount rate of $223.4 million and IRR of 34% after tax at $1,250 per gold ounce;
  Initial capital cost of $137.2 million;
  First quartile operating costs with cash costs of $489 per ounce (all-in sustaining cost of $524 per ounce);
  Gold recovery 85%;
  Mine life of 7.5 years from an open pit producing 868,000 ounces of gold; and,
  Underground potential highlighted with Measured & Indicated Resources below the proposed pit of 3.0 Mt at 2.8 g/t for 266,700 contained ounces.

A technical report with the Ana Paula PFS was completed and filed on www.sedar.com and the Company’s website on May 16, 2017. The report was updated with non-material changes in conjunction with an equity financing and re-filed on www.sedar.com on June 9, 2017.

Subsequently, a Definitive Feasibility Study was initiated in mid-July 2017 using the same group of consultants for continuity. The DFS will be based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing. The DFS will provide a higher level of confidence in the project economics than the PFS and allow the Company’s Board of Directors to make an investment decision whether to proceed with construction of the project as well as provide technical support for potential debt financing.

Exploration
The main objective of the current exploration program at Ana Paula is to further delineate the known extension of the high-grade breccia mineralization below the proposed open pit. A 3,800 meter diamond drilling program was initiated in January 2018 which consists of six drill holes of 600 to 700 meters each. The exploration contractor is working on a 24x7 basis with one drill rig and a second drill rig is expected late in Q1 2018. Initial drill results are anticipated in Q1 2018.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The extension of the high-grade breccia system below the proposed pit will be further tested from drilling underground in Q3 2018. Currently, a 1,200 meter underground decline is under construction which is being driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. It is expected that the underground decline will be advanced sufficiently by the third quarter 2018 to enable commencement of the first phase of the underground diamond drill program. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 55 diamond drill holes (12,000 meters) and will include geochemical sampling and assaying. Construction of the decline commenced in December 2017 with the mine portal site prepared and under construction. The explosives magazine site has been completed and surface infrastructure including offices and workshops have been installed to support mining. A 100 person camp was ordered in December 2017 and is currently being fabricated off-site. The components of the camp are expected to arrive in Q1 2018 and the camp is expected to be fully functional in April 2018. The permit for the camp site was received in February 2018.

A second exploration initiative planned for 2018 will test a high priority target 150 metres north (“north target”) of the proposed open pit. Drilling on the north target is expected to commence in Q2 2018. In addition, regional exploration work is underway on the 56,000 hectare land package that includes an airborne magnetic survey targeting further breccia or skarn targets. This work will continue through 2018.

Definitive Feasibility Study
Significant progress has been made at Ana Paula during the fourth quarter including advancing the DFS. The Company is currently evaluating a change in scope to the DFS to include an underground mine component and incorporate results from underground exploration drilling. The addition of the underground mine has the potential to significantly enhance an already robust project for several reasons:

  The current Proven and Probable Mineral Reserves of 1.02Moz of gold (13.44Mt @ 2.36 g/t gold) within the proposed pit includes 436koz gold (2.3Mt @ 5.9g/t gold) within the high-grade breccia core. Previous drilling has confirmed this mineralization extends approximately 300 metres below the proposed pit. Increased drilling has the potential to add further Mineral Resources below the proposed pit.
  The used processing plant (Goldcorp’s old El Sauzal plant) that is expected to be used for processing ore at Ana Paula previously operated at 6,000 tonnes per day. The basis of the PFS for the project is 5,000 tonnes per day of ore being mined from an open pit mine as the geometry of the pit limits ore production. If additional ore can be provided from the underground mine, the production profile and unit costs of production could be enhanced.
  The current open pit design envisions three distinct phases, with the final phase involving a significant push-back of the pit walls to allow deeper mining from surface. It is likely that the third phase of the proposed pit could be more efficiently mined from underground, improving the economics of the project by a reduction in waste movement from surface.
  An underground mining operation could also enhance the project by allowing for the tailings from the ambient oxidation process to be stored underground as back-fill. This would eliminate the need for additional surface tailings facilities and allowing the inert flotation tailings to be stored on surface in an unlined tailings storage facility.

During the first quarter of 2018, the Company will be evaluating how best to integrate the underground component into the existing project development. This potential project improvement could enhance the project economics and push out the timing for the completion of the DFS and the commencement of construction.

Additional metallurgical testwork is underway and will continue in 2018 while the Company evaluates the existing project scope. The testwork includes geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails. The testwork indicates that a significant amount of arsenic is leached in the ambient oxidization process (“AOX”). Arsenic removal technology has been identified and tested. Comminution and flotation optimization testwork was also completed, which indicated that the ore hardness is similar to that indicated during the PFS.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

A field program of geological mapping, borehole drilling, and seismic evaluation to characterize the ground conditions for the tailings, waste dump and plant site areas has been completed. The geotechnical program identified that the ground conditions in the area of the proposed PFS Tailings dam embankment area and the plant site areas are not favourable and a number of trade-off studies were initiated to optimize locations for these facilities. Additional trade-off studies were also initiated to evaluate a number of tailings storage configurations to most cost effectively manage arsenic bearing tailings materials to meet water quality criteria. These studies and subsequent water balance and quality modelling are in progress and further drilling is needed to confirm hydrogeology in the tailings site.

Key offsite infrastructure for the Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site and a System Impact Study and a Facilities Study are underway to confirm the point of connection to grid power and the costs of connection, respectively.

The site is currently accessed by a 7.5 kilometre road from the town of Cuetzala. This road has been upgraded to improve road conditions and travel time. For the main project construction access, a route accessing the project site via existing roads from the North has been delineated. Minor upgrades have been completed on the northern route to allow access to site for the underground mining equipment, camp and support facilities. Further road widening is underway and it is expected that construction of bypass roads will be required for permanent operation.

The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the southwest of the Project site. Although initial drilling programs did not locate sufficient volumes of water for operations, a modified approach is expected to yield the required supply.

Land and permitting
The permitting is well advanced with the two main permits approved. In April 2017, the Company received approval of the Environmental Impact Assessment (“MIA”); and in September 2017 received approval of the Change of Land Use Permit (“ETJ”). The ETJ covers the 370 hectares required for the proposed open pit mine, waste storage, process plant and the tailings storage facility. The land on which the Company expects to construct the Ana Paula project is privately owned land. The Company has acquired or signed 30-year lease terms for approximately 79% of the land required for the Project and expects to complete the balance of land acquisition and lease agreements in time for construction.

Financing
As the Company advances its engineering studies, it has also commenced discussions on financing alternatives for the Ana Paula project including project or corporate debt. It is expected that financing for between $90 to $100 million will be arranged in conjunction with the completion of a Definitive Feasibility Study. A number of indicative proposals were received and reviewed. The Company will pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants, and the flexibility to allow the Company to pursue its growth strategy.

Ana Paula Capital Expenditure Guidance
As of December 31, 2017, the Company spent $8.8 million on the Ana Paula DFS, and $0.5 million on underground exploration. For 2018, the Company expects to spend approximately $20 million on development expenditures at Ana Paula on feasibility study work, exploration drilling and the construction of the underground decline.

The total budget for development and exploration of the project of $41.7 million, which was approved in September 2017, is under review as part of the evaluation on how best to integrate the underground component into the existing project plan.

Financing

Use of proceeds pertaining to November 30, 2016, bought deal financing
On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the amount remaining to be spent on the El Sauzal Plant refurbishment totalling $3.6 million. During Q3 2017, $0.2 million were used for these purposes.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Use of proceeds pertaining to July 20, 2017, bought deal financing
On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. The following table sets out a comparison of how the Company used the net proceeds against the intended use of proceeds as disclosed in the Company’s final short form prospectus dated July 12, 2017.

	Intended use of
	proceeds as
	disclosed in the
Use of Proceeds (expressed in millions) (1)	2017 prospectus	Use of proceeds

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$3.0
Land acquisitions and change of land use permits	4.3	2.1
Owners costs including site CSR and concession payments	3.6	2.7
Exploration of underground, surface potential and hydrology	9.0	1.0

Early construction activities
Equipment refurbishment and access road	3.0	0.5
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total (2)	$36.7	$9.3

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The Company invested $17.3 million on the Ana Paula Project during fiscal 2017. During the six months ended June 30, 2017, $6.0 million was spent on the Project. The $9.3 million in the table above relates to spending in Q3 and Q4 2017. Additionally, $2.9 million was spent on the buy-back right from Goldcorp. $0.9 million remained in accounts payable at December 31, 2017.

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for the Mine on May 11, 2017, which includes a significant pre-stripping campaign, and improving and modifying the crusher process to improve recoveries. Highlights of the updated life of mine plan include:

-	Average production of 103,000 ounces of gold per year from 2018 to 2023;
-	Proven and Probable Mineral Reserves of 54.8 million tonnes at 0.53 g/t for 928,700 ounces of contained gold; and,
-	Average cash cost per ounce of $900 (all-in sustaining cost of $935 per ounce, excluding $44.9 million in expansion capital) over the life of mine.

A technical report with the new mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

During Q4 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated. In particular, crushing improvements totalling $4.9 million which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in open pit. In addition, the power upgrade project which commenced during Q3 2017 was put on hold while discussions with power authorities (CFE) are undertaken. During Q4 2017, the CFE requested the Company to pay for additional infrastructure not contemplated in the original scope of work. While dialogue continues, the project has been put on hold.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

During December 2017, the San Francisco Mine plan was optimized and a dual cut-off strategy was implemented which involves trucking lower grade run-of-mine ore to old heap leach pads while higher cut off grade material will be fed to the crusher. ROM ore was placed under leach in January 2018 and as at February 13, 2018, approximately 219,000 tonnes of run- of-mine ore grading an average of 0.17 g/t gold had been stacked on historical leach pads 1 and 2 and stacking is continuing at a rate of 15,000-20,000 tonnes per day. Recovery of gold from run-of-mine ore is estimated to be 30% during the first 120 days with 40% as the expected long-term recovery rate. Approximately 10% of the San Francisco production is expected to come from ROM leaching in 2018.

The life of mine and operational sequencing for 2019 and future years is underway and will be completed and incorporated into the annual reserve and resource (“R&R”) update anticipated to be completed in mid-2018.

REVIEW OF QUARTERLY AND ANNUAL RESULTS

		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
		2017		2017		2017		2017		2016		2016		2016		2016		2017		2016		2015
FINANCIAL RESULTS

Metal revenues		$20,593		$25,194		$27,069		$32,306		$30,977		$31,212		$33,075		$28,609		$105,162		$123,873		$109,192

(Loss) earnings from operations (1)		$(547)		$5,082		$7,751		$9,780		$6,927		$29,923		$8,704		$(8,585)		$22,066		$37,356		$(241,778)

(Loss) Earnings		$(2,853)		$5,197		$3,512		$6,042		$5,957		$29,719		$6,395		$(10,720)		$11,898		$31,738		$(190,311)

(Loss) Earnings per share

-Basic		$(0.06)		$0.12		$0.10		$0.17		$0.18		$0.93		$0.20		$(0.34)		$0.30		$0.99		$(7.65)

-Diluted		$(0.06)		$0.12		$0.10		$0.17		$0.18		$0.91		$0.20		$(0.34)		$0.30		$0.98		$(7.65)

Cash (used in) provided by operating activities		$(2,183)		$2,738		$2,772		$9,743		$9,993		$9,844		$11,485		$2,373		$13,070		$34,082		$13,290

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS

Gold sold (ozs)		16,067		19,601		21,495		26,048		26,012		23,327		26,474		24,667		83,211		100,480		93,196

Gold produced (ozs)		16,070		19,429		22,011		26,048		25,287		24,052		25,863		25,120		83,558		100,322		93,353

Silver sold (ozs)		7,873		8,808		10,332		11,899		12,994		13,868		14,884		14,671		38,911		56,417		52,047

Average realized gold price (per oz)		$1,274		$1,278		$1,252		$1,232		$1,191		$1,338		$1,232		$1,160		$$1,256		$1,234		$1,172
Average London PM fix gold price (per oz)		$1,275		$1,278		$1,257		$1,219		$1,221		$1,335		$1,260		$1,183		$$1,251		$1,250		$1,160
By-product cash cost (1) (per oz)		$1,041		$886		$740		$735		$716		$785		$681		$761		$831		$734		$1,017
All-in Sustaining Cost (1) (per oz)		$1,357		$1,104		$954		$848		$910		$846		$761		$848		$1,034		$853		$1,144

(1) Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q4 2017 compared to Q3 2017

Loss for the Company was $2.9 million ($0.06 per share) compared to earnings of $5.2 million ($0.12 per share) during Q3 2017 as a result of the following factors:

Metal revenues
Revenues decreased 18% or $4.6 million as the Company sold 3,534 fewer gold ounces at a 0.3% lower average realized gold price of $1,274 per ounce.

Cost of sales
Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $16.9 million compared to $17.5 million during Q3 2017.

Costs of contract mining were $11.0 million compared to $9.8 million during Q3 2017. Deferred stripping cost capitalization decreased contract mining costs by $6.3 million compared to $3.7 million during Q3 2017 due to a higher strip ratio. Total tonnes mined increased by 17%. Additionally, an increase in diesel cost of $0.4 million was due to additional tonnage mined and longer hauling distances.

Crushing and gold recovery costs were $9.1 million compared to $8.8 million during Q3 2017. This increase is primarily due to higher cyanide consumption required by the ore-type processed.

Mine site administrative costs were stable at $1.6 million during Q4 2017 and Q3 2017.

Change in inventories decreased cost of sales by $5.1 million compared to $2.9 million during Q3 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q4 2017, more recoverable gold ounces were deposited than recovered. Additionally, the main ore source is currently from the San Francisco pit, which has slower kinetics than the La Chicharra pit.

Depletion and depreciation costs form a component of cost of sales and were $1.1 million compared to $1.0 million during Q3 2017.

Corporate and administrative expenses
Corporate and administrative expenses increased to $3.2 million compared to $1.6 million during Q3 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $1.2 million compared to $0.6 million during Q3 2017, due to an additional $0.3 million of bonuses accrued in Q4 2017. Consulting and professional fees were $0.8 million compared to $0.5 million during Q3 2017, due to additional $0.3 million of financing and tax advisory related fees. Administrative and other were $0.5 million compared to $0.3 million during Q3 2017, due to increased overhead expenses. The significant non-cash component of these expenses includes share-based payments, which was $0.6 million compared to $0.2 million during Q3 2017.

Finance expense, net
Finance income was $1.9 million compared to $1.0 million during Q3 2017. This is due to a non-cash warrant revaluation gain of $1.9 million compared to $1.1 million during Q3 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

Loss on the derivative contracts
Loss on the derivative contracts was $0.3 million compared to $0.1 million during Q3 2017.

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Contract Expiry	Counter Party	Ounces	Put	Call
January 29, 2018	ScotiaMocatta	5,000	1,250	1,420
February 26, 2018	ScotiaMocatta	5,000	1,250	1,420
March 27, 2018	ScotiaMocatta	5,000	1,250	1,387
April 26, 2018	ScotiaMocatta	5,000	1,250	1,400
May 29, 2018	ScotiaMocatta	5,000	1,250	1,400
Total ounces		25,000
Weighted average price per ounce			$1,250	$1,405

At February 20, 2018, 20,000 of these option contracts were unsettled and 5,000 had expired.

Subsequent to December 31, 2017, the following contracts were acquired:

Contract Expiry	Counter Party	Ounces	Put	Call
June 27, 2018	ScotiaMocatta	5,000	1,250	1,400
July 27, 2018	ScotiaMocatta	5,000	1,250	1,462
August 29, 2018	ScotiaMocatta	5,000	1,250	1,462
September 26, 2018	ScotiaMocatta	5,000	1,250	1,462
October 29, 2018	ScotiaMocatta	5,000	1,250	1,469
November 28, 2018	ScotiaMocatta	5,000	1,250	1,469
December 27, 2018	ScotiaMocatta	5,000	1,250	1,469
Total ounces		35,000
Weighted average price per ounce			$1,250	$1,456

At February 20, 2018, these option contracts were unsettled.

Income taxes
Income tax expense was $3.2 million compared to $0.7 million during Q3 2017.

The current tax recovery was $2.0 million compared to income tax expense of $0.3 million during Q3 2017. This decrease was due to a reduction in earnings from mine operations.

Deferred tax expense was $5.1 million compared to an expense of $0.5 million during Q3 2017. During Q4 2017, the depreciation of the Mexican Peso led to a decrease in the tax base of mining assets increasing the deferred tax liability. During Q3 2017, the Mexican Peso appreciated resulting in the opposite effect. Additionally, capitalized deferred stripping costs are deductible for tax purposes increasing the deferred tax expense.

Review of Consolidated Financial Information for Q4 2017 compared to Q4 2016

Loss for the Company was $2.9 million ($0.06 per share) compared to earnings of $6.0 million ($0.18 per share) during Q4 2016 as a result of the following factors:

Metal revenues
Revenues decreased 34% or $10.4 million as the Company sold 9,945 fewer gold ounces at a 7% higher average realized gold price of $1,274 per ounce.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Cost of sales
Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $16.9 million compared to $18.9 million during Q4 2016.

Costs of contract mining were $11.0 million compared to $8.2 million during Q4 2016. This increase is primarily due to a 74% increase in total tonnes mined, offset by deferred stripping capitalization which decreased contract mining costs by $6.3 million compared to $nil during Q4 2016.

Crushing and gold recovery costs were $9.1 million compared to $8.7 million during Q4 2016, due to increased labour cost and appreciation of the Mexican peso.

Mine site administrative costs were $1.6 million compared to $1.1 million during Q4 2016. This increase is due to labour costs related to increased staff and appreciation of the Mexican peso.

Change in inventories decreased cost of sales by $5.1 million compared to an increase of $0.9 million during Q4 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q4 2017, more recoverable gold ounces were deposited than recovered. Additionally, the main ore source is currently from the San Francisco pit, which has slower kinetics than the La Chicharra pit.

Depletion and depreciation costs form a component of cost of sales and were $1.1 million compared to $2.8 million during Q4 2016. Decreased depletion is due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses
Corporate and administrative expenses increased to $3.2 million compared to $2.3 million during Q4 2016. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $1.3 million compared to $1.6 million during Q4 2016, due to a reduction in bonuses accrued during Q4 2017. Consulting and professional fees were $0.8 million compared to $0.3 million during Q4 2016, due to additional financing, legal, and tax advisory related fees. The significant non-cash component of these expenses includes share-based payments which was $0.6 million compared to $0.2 million during Q4 2016, due to an increase in awards issued.

Finance expense, net
Finance income was $1.9 million compared to $0.9 million during Q4 2016. This is due to a non-cash warrant revaluation gain of $1.9 million compared to $1.0 million during Q4 2016. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

Loss on the derivative contracts
Loss on the derivative contracts was $0.3 million compared to a gain of $2.6 million during Q4 2016. During Q4 2016, gold price decreased below the $1,250 floor price creating an unrealized gain on the derivative contracts. The current pricing program is described in the Review of Consolidated Financial Information for Q4 2017 compared to Q3 2017 section above.

Income taxes
Income tax expense was $3.2 million compared to $4.3 million during Q4 2016.

The current tax recovery was $2.0 million compared to an expense of $3.4 million during Q4 2016. This decrease was due to a reduction in earnings from mine operations.

Deferred tax expense was $5.1 million compared to $1.0 million during Q4 2016. Capitalized deferred stripping costs are deductible for tax purposes increasing the deferred tax expense. Capitalized deferred stripping was $6.3 million compared to $nil during Q4 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for fiscal 2017 compared to fiscal 2016

Earnings for the Company decreased to $11.9 million ($0.30 per share) compared to $31.7 million ($0.99 per share) during fiscal 2016 as a result of the following factors:

Metal revenues
Revenues decreased 15% or $18.7 million as the Company sold 17,269 fewer gold ounces at a 2% higher average realized gold price of $1,256 per ounce.

Cost of sales
Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $69.8 million compared to $74.7 million during fiscal 2016.

Costs of contract mining were $41.4 million compared to $39.3 million during fiscal 2016. This increase is primarily due to a 16% increase in total tonnes mined, offset by deferred stripping capitalization of $10.9 million compared to $nil during fiscal 2016.

Crushing and gold recovery costs were $32.1 million compared to $31.3 million during fiscal 2016. This increase is primarily due to higher maintenance costs on crushing circuit and increased labour costs.

Mine site administrative costs were $5.5 million compared to $3.8 million during fiscal 2016. This increase is primarily due to increased labour costs.

Demobilization costs related to mobile crushing units were $nil compared to $1.4 million during fiscal 2016.

Change in inventories decreased cost of sales by $10.0 million compared to $2.1 million during fiscal 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During fiscal 2017, more recoverable gold ounces were deposited than recovered. Additionally, the main ore source is currently from the San Francisco pit, which has slower kinetics than the La Chicharra pit.

Depletion and depreciation costs form a component of cost of sales and were $4.6 million compared to $14.3 million during fiscal 2016. Decreased depletion was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses
Corporate and administrative expenses increased to $8.6 million compared to $7.6 million during fiscal 2016. The significant cash components of these expenses include salaries, consulting and professional fees, and administrative. Salaries were $3.6 million compared to $3.3 million for fiscal 2016 due to $0.7 million in termination benefits offset by reduced bonus accruals. Consulting and professional fees were $2.0 million for fiscal 2017 and 2016. Administrative expenses were $1.4 million compared to $1.1 million during fiscal 2016. The significant non-cash component of these expenses includes share-based payments, which was $1.3 million compared to $0.8 million during fiscal 2016, due to an increase in awards issued.

Impairment of exploration and evaluation asset
Impairment of exploration and evaluation asset was $nil compared to $12.7 million during fiscal 2016. During fiscal 2016, the Caballo Blanco Property was classified as an asset held for sale and impaired to its fair value. The Caballo Blanco Property was disposed of on July 20, 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Impairment reversal of mineral properties, plant and equipment
During Q3 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresaw continued operations to 2023 versus the previous plan which foresaw a curtailment of mining operations in late 2016. The significant extension of the expected life of the Mine, was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23.7 million increasing the mineral properties, plant and equipment value to its recoverable amount primarily.

The recoverable value of the Mine was determined based on its fair value less cost of disposal estimated by a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model were a forecast gold price of $1,250 per ounce and discount rate of 6%.

Finance expense, net
Finance income was $1.0 million compared to finance expense of $3.0 million during fiscal 2016.

The non-cash warrant revaluation gain was $1.3 million compared to a loss of $1.3 million during fiscal 2016. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the period, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities.

During fiscal 2016, the Company incurred finance expense related to interest and accretion on a loan facility totalling $1.3 million. The loan facility was repaid during fiscal 2016.

Loss on the derivative contracts
Loss on the derivative contracts was $1.9 million compared to a gain of $2.0 million during fiscal 2016. During fiscal 2016, gold price decreased below the $1,250 floor price creating an unrealized gain on the derivative contracts. During fiscal 2017, gold price increased reversing the unrealized gains from fiscal 2016. The current pricing program is described in the Review of Consolidated Financial Information for Q4 2017 compared to Q3 2017 section above.

Income taxes
Income tax expense was $8.8 million compared to $4.2 million during fiscal 2016.

The current tax expense was $4.3 million compared to $3.4 million during fiscal 2016. During fiscal 2016, the Company had sufficient loss carry forwards to offset tax expenses and liabilities.

Deferred tax expense was $4.5 million compared to $0.9 million during fiscal 2016. During fiscal 2017, capitalized deferred stripping costs were $10.9 million, which are deductible for tax purposes increasing the deferred tax expense. There were no capitalized deferred stripping costs during fiscal 2016.

Total assets
Total assets increased to $235.6 million compared to $170.8 million at December 31, 2016. This increase was primarily due to a bought deal financing resulting in net proceeds of $37.9 million and capital expenditures at the San Francisco Mine and Ana Paula Project of $20.9 million and $17.3 million, respectively.

Total liabilities
Total liabilities increased to $39.1 million compared to $27.8 million at December 31, 2016. This change was due to an increase in accounts payable of $7.6 million, an increase in provision for site reclamation of $1.4 million, an increase in deferred tax liabilities of $4.6 million, and a decrease in warrant liability of $1.9 million.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 868,500 proven and probable contained gold ounces and 60,200 low grade stockpile gold ounces (57.8 million tonnes at 0.53 grams per tonne gold). Total measured and indicated gold resources of 1,302,000 based on the technical report dated May 25, 2017.

The following is a summary of the Mine’s production statistics:

	Q4	Q3	Q2	Q1	Q4
	2017	2017	2017	2017	2016	2017	2016
MINING
Ore mined (dry kt)	1,758	1,646	1,651	1,942	1,864	6,997	7,457
Average ore mined grade (g/t Au)	0.52	0.47	0.52	0.48	0.49	0.50	0.58
Ore stockpiled (kt)	-	-	-	-	-	-	4
Average ore stockpiled grade (g/t Au)	-	-	-	-	-	-	0.24
Waste mined (kt)	6,232	5,185	4,301	3,242	2,734	18,960	14,896
Total mined (kt)	7,990	6,830	5,952	5,184	4,598	25,956	22,354
Strip ratio	3.55	3.15	2.60	1.67	1.47	2.71	2.00
Average total mined (t/d)	86,850	74,241	65,407	57,600	49,979	71,113	61,076
Cost per tonne mined	$2.11	$1.98	2.00	$1.85	$1.77	$2.00	$1.73
CRUSHING AND PROCESSING
Ore processed (kt)	1,724	1,916	1,933	1,963	1,918	7,537	7,653
Average ore processed grade (g/t Au)	0.46	0.40	0.47	0.48	0.48	0.45	0.58
Ore from stockpile processed (kt)	13	130	130	-	-	273	-
Average ore stockpiled grade (g/t Au)	0.25	0.25	0.25	-	-	0.25	-
Average ore processed per day (t/d)	18,741	20,830	21,245	21,815	20,847	20,649	20,909
Cost per tonne processed	$5.29	$4.60	3.75	$3.51	$4.55	$4.26	$4.09
Gold deposited on pad (ozs)	25,723	24,665	29,031	30,115	29,703	109,534	142,516
Cost per tonne - administration	$0.95	$0.84	0.65	$0.52	$0.55	$0.73	$0.50
PRODUCTION
Gold produced (ozs)	16,070	19,429	22,011	26,048	25,287	83,558	100,322
Silver produced (ozs)	7,873	8,808	10,332	11,899	12,994	38,911	56,326
COSTS
Cash cost per gold ounce on a by- product basis	$1,041	$886	$740	$735	$716	$831	$734
All-in sustaining cost per gold ounce on a by-product basis	$1,357	$1,104	$954	$848	$910	$1,034	$853
Total days in period	92	92	91	90	92	365	366

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q4 2017 compared to Q3 2017

Lower gold production resulted from lower grades mined during Q3 2017 primarily from the early stages of Phase 5 of the San Francisco pit. Also, mining of the La Chicharra pit, whose ore has better kinetics was depleted during Q3 2017.

A 17% increase in total tonnes mined as compared to Q3 2017, as the planned capital stripping campaign increased, along with 7% increase in ore tonnes.

AISC was higher during Q4 2017, as compared to Q3 2017, due to increased tonnage mined and lower gold production.

Final stages of stripping for Phase 5 neared completion. Phase 6 stripping commenced early in Q3 2017 and continued through Q4 2017.

Review of Operations for Q4 2017 compared to Q4 2016

The Company produced 36% and 39% fewer gold and silver ounces, respectively, as compared to Q4 2016 as 6% fewer ore tonnes were mined. Capital stripping increased for La Chicharra Phase 2 and San Francisco Phase 6, consistent with the 2017 revitalization plan.

Total tonnes processed were 10% lower and processing grade was 4% lower as Phase 5 of the San Francisco pit was initiated.

AISC was higher during Q4 2017, as compared to Q4 2016, due to increased tonnage mined and lower gold production.

Review of Operations for fiscal 2017 compared to fiscal 2016

Lower gold production resulted from lower grades mined during fiscal 2017 primarily from the early stages of Phase 5 of the San Francisco pit. Also, mining of the La Chicharra pit, whose ore has better kinetics, was depleted during Q3 2017.

A 16% increase in total tonnes mined as compared to fiscal 2016, as the planned capital stripping campaign increased, along with a 6% decrease in ore tonnes. Additionally, 0.3 million tonnes of ore from the stockpile were processed during fiscal 2017.

AISC was higher during fiscal 2017, as compared to fiscal 2016, due to a 16% increase in tonnage mined and a 17% decrease in gold production.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At December 31, 2017, the Company had positive working capital of $61.7 million. The Company had cash and cash equivalents of $31.5 million, short-term investments of $20.1 million, trade and other receivables of $11.7 million, inventories of $22.0 million, and trade payables and accrued liabilities of $24.8 million.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The current pricing program is described in the Review of Consolidated Financial Information for Q4 2017 compared to Q3 2017 section above.

A summary of undiscounted liabilities and future operating commitments at December 31, 2017 are as follows:

				Greater
		Within	2 - 5	than 5
	Total	1 year	years	years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$24,796	$24,796	$-	$-
	24,796	24,796	-	-
Commitments
Future operating commitments (1) (2)	265,629	63,778	201,851	-
Provision for site reclamation and closure (3)	5,337	-	-	5,337
Other provisions (4)	1,584	-	-	1,584
	272,550	63,778	201,851	6,921
Total financial liabilities and commitments	$297,346	$88,574	$201,851	$6,921

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). A four-year contract with Peal was signed effective December 21, 2017. The contract covers substantially all mining services at a fixed cost per tonne of material mined. The Peal commitment is based on the expected tonnage from 2018 to 2021. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.
(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.3%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2017, this obligation was determined to be $1,380.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Cash flow

	Three months ended			Years ended
		December 31,		December 31,
	2017	2016	2017	2016
Cash and cash equivalents, beginning of period	$48,464	$18,454	$33,877	$11,499
Cash (used in) provided by operating activities	(2,183)	9,993	13,070	34,082
Cash used in investing activities	(17,299)	(8,260)	(55,795)	(12,378)
Cash provided by financing activities	2,803	13,794	40,107	841
Effects of exchange rate changes on the balance of cash held in foreign currencies	(311)	(104)	215	(167)
Cash and cash equivalents, end of period	$31,474	$33,877	$31,474	$33,877

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Review of Cash flow Q4 2017 compared to Q4 2016
Cash used in operating activities was $2.2 million compared to cash provided by operating activities of $10.0 million during Q4 2016:

-	Earnings from mining operations decreased to $2.7 million compared to $9.3 million during Q4 2016;
-	Movements in trade receivables decreased cash by $4.1 million compared to $1.5 million during Q4 2016 due to:
•	Tax instalments applied against VAT receivable was $1.3 million compared to $nil during Q4 2016; and,
•	Slower VAT receivable collection. The Company collected $1.0 million compared to $1.7 million during Q4 2016.
-	Movements in trade payables and other liabilities increased cash by $5.1 million compared to $1.4 million during Q4 2016; and,
-	Movements in inventories decreased cash by $4.4 million compared to an increase of $1.1 million during Q4 2016:
•	Movements in ore in process decreased cash by $5.0 million;
•	Movements in finished goods inventory decreased cash by $0.1 million; and,
•	Movements in supplies inventory increased cash by $0.7 million.

Cash used in investing activities was $17.3 million compared to $8.3 million during Q4 2016:

-	Expenditures related to the San Francisco Mine increased by $9.2 million compared to $3.0 million during Q4 2016;
-	Expenditures related to Ana Paula developments were $8.1 million compared to $5.1 million during Q4 2016;

Cash provided by financing activities was $2.8 million compared to $13.8 million during Q4 2016. The main cause for this change was due to:

- Warrant exercise of $2.8 million during October 2017; and,
- Completion of the bought deal financing, net of transaction costs, of $13.8 million during November 2016.

Review of Cash flow fiscal 2017 compared to fiscal 2016
Cash provided by operating activities was $13.1 million compared to $34.1 million during fiscal 2016:

-	Earnings from mining operations increased to $30.7 million compared to $34.9 million during fiscal 2016;
-	Movements in trade receivables decreased cash by $8.9 million compared to an increase of $2.8 million during fiscal 2016 due to:
•	Tax instalments applied against VAT receivable was $7.6 million compared to $nil during fiscal 2016; and,
•	Slower VAT receiv3able collection. The Company collected $8.2 million compared to $16.0 million during fiscal 2016.
-	Movements in trade payables and other liabilities increased cash by $8.1 million compared to a decrease of $9.6 million during fiscal 2016;
-	Income taxes paid decreased cash by $3.7 million compared to $nil during fiscal 2016; and,
-	Movements in inventories decreased cash by $10.9 million compared to $1.3 million during fiscal 2016:
•	Movements in ore in process decreased cash by $9.7 million;
•	Movements in finished goods inventory decreased cash by $0.4 million; and,
•	Movements in supplies inventory decreased cash by $0.8 million.

Cash used in investing activities was $55.8 million compared to $12.4 million during fiscal 2016:

-

Expenditures related to the San Francisco Mine and Ana Paula Project increased by $20.9 million and $17.3 million, respectively, compared to $5.6 million and $13.2 million, respectively, during fiscal 2016;

-	During fiscal 2017, the Company entered into short-term investments of $20.0 million and received $2.5 million related to the sale of Caballo Blanco; and,
-	During fiscal 2016, the Company had transaction fees of $2.6 million related to the purchase of Newstrike Capital Inc. and received proceeds of $9.2 million related to the sale of Caballo Blanco.

Cash provided by financing activities was $40.1 million compared to $0.8 million during fiscal 2016:

-	Bought deal financings, net of transaction costs, of $37.2 million and $13.8 million completed during fiscal 2017 and fiscal 2016, respectively;
-	During fiscal 2017, warrants were exercised for proceeds of $2.8 million; and,
-	During fiscal 2016, the Company repaid the loan facility and debenture of $10.2 million and $1.5 million, respectively.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Currency risk
At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 70% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q4 2017, the Mexican peso averaged MXP 18.93 to $1.00, and the Canadian dollar averaged C$1.27 to $1.00. During Q4 2016, the Mexican peso averaged MXP 19.83 to $1.00 and the Canadian dollar averaged C$1.33 to $1.00. The effect of the difference in average exchange rates increased costs during Q4 2017 by approximately $0.5 million.

During fiscal 2017, the Mexican peso averaged MXP 18.93 to $1.00, and the Canadian dollar averaged C$1.30 to $1.00. During fiscal 2016, the Mexican peso averaged MXP 18.66 to $1.00 and the Canadian dollar averaged C$1.32 to $1.00. The effect of the difference in average exchange rates reduced costs during fiscal 2017 by approximately $1.3 million.

Capital resources
The capital of the Company consisted of consolidated equity, net of cash and cash equivalents and short-term investments.

	December 31,	December 31,	December 31,
	2017	2016	2015
Equity	$196,585	$143,086	$96,462
Equipment financing	-	378	1,229
Loan facility	-	-	10,019
Debenture	-	-	1,480
	196,585	143,464	109,190
Less: Cash and cash equivalents	(31,474)	(33,877)	(11,499)
Less: Short-term investments	(20,082)	-	-
	$145,029	$109,587	$97,961

At December 31, 2017, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $145.0 million from $109.6 million at December 31, 2016.

Related party transactions
The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2017 and 2016, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, share-based payments, and termination benefits are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2017	2016
Salaries and benefits	$1,065	$881
Bonuses	387	1,008
Share-based payments	476	672
Termination benefits	385	-
	$2,313	$2,561

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Dividends
No dividends were declared or paid during fiscal 2017.

Outstanding share data
The total number of outstanding common shares, share options, and warrants at February 20, 2018, are 44,678,701, 2,134,850 and 5,851,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis
Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2017	2016	2017	2016
Production costs	$16,862	$18,840	$69,818	$74,717
Divided by gold sold (ozs)	16,067	26,012	83,211	100,480
Cash cost per gold ounce	1,049	724	839	744
Less: By-product silver credits per gold ounce (1)	(8)	(8)	(8)	(10)
Cash cost per gold ounce on a by-product basis	$1,041	$716	$831	$734

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months and year ended December 31, 2017, total by- product silver credits were $0.1 million and $0.7 million, respectively (three months and year ended December 31, 2016 - $0.2 million and $1.0 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce
The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2017	2016	2017	2016
Production costs	$16,862	$18,840	$69,818	$74,717
Corporate and administrative expenses (1)	3,216	2,340	7,929	7,607
Sustaining capital expenditures (2)	1,790	2,659	8,734	4,301
Accretion for site reclamation and closure	58	22	230	67
Less: By-product silver credits	(124)	(203)	(652)	(957)
All-in sustaining costs	21,802	23,658	86,059	85,735
Divided by gold sold (ozs)	16,067	26,012	83,211	100,480
All-in sustaining cost per gold ounce on a by-product basis	$1,357	$910	$1,034	$853

(1)	Corporate and administrative expenses adjusted for the three months and year ended December 31, 2017, to remove termination benefits of $nil and $0.7 million, respectively.
(2)

Sustaining capital expenditures exclude expansionary capital. Expansionary capital is defined by the Company as deferred stripping costs determined using a life of phase strip ratio, expansionary project expenditures related to power and crusher upgrades, and drilling costs related to improvement of resource estimates. During the three months and year ended December 31, 2017, the Company invested:

•	$6.3 million and $10.9 million for deferred stripping, respectively;
•	$0.3 million and $0.4 million for power and crusher upgrades, respectively; and,
•	$0.9 million and $1.0 million related to the drilling costs, respectively.

Adjusted earnings and comprehensive income
The Company has included non-GAAP performance measures for adjusted earnings and comprehensive income and adjusted earnings and comprehensive income per share throughout this MD&A. Items are adjusted where Management deems them unusual or non-recurring in nature based on the historical and expected future performance of the Company.

The Company believes these measures to be representative of earnings and comprehensive income; however, these performance measures have no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

	Three months ended			Years ended
		December 31,		December 31,
	2017	2016	2017	2016
(Loss) earnings and comprehensive (loss) income	$(2,853)	$5,957	$11,898	$31,738
Impairment of mineral properties, exploration and evaluation and other assets	-	-	-	12,737
Impairment reversal of mineral properties and other assets	-	-	-	(23,699)
Loss on sale of asset	-	32	-	856
Adjusted (loss) earnings and comprehensive (loss) income	$(2,853)	$5,989	$11,898	$21,632
Adjusted (loss) earnings and comprehensive (loss) income per share	$(0.06)	$0.02	$0.30	$0.07

Cash (used in) provided by operating activities per share
Cash (used in) provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Three months ended			Year ended
		December 31,		December 31,
	2017	2016	2017	2016
Cash (used in) provided by operating activities	$(2,183)	$9,993	$13,070	$34,082
Divided by basic weighted average shares outstanding	44,482,589	33,149,382	39,409,369	32,098,930
Cash (used in) provided by operating activities per share	$(0.05)	$0.30	$0.33	$1.06

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations
Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations
Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses, loss on sale of asset, and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2017. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency
The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs
The Company has determined that capitalized exploration drilling, evaluation, development and related costs have future economic benefits and are economically recoverable. The Company uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Assessment of indicators of impairment and impairment reversal
The Company assesses its mineral properties, plant and equipment assets, and exploration and evaluation properties each reporting period to determine whether any indication of impairment or impairment reversal exists. Where an indicator of impairment or impairment reversal exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

During the year ended December 31, 2017, a revitalization plan for the San Francisco Mine was finalized. On May 25, 2017, an updated NI 43-101 F1 Technical Report (the “Report”) was completed with an effective date of April 1, 2017.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The Company assessed the Report and updated mine plan for impairment reversal indicators. The Report includes assumptions and estimates that require operational validation including gold recovery and capital project completion. The Company concluded that until significant operational estimates are validated there are no indicators of impairment reversal. The Company will continue to monitor and assess these factors in future periods to determine if and when indicators of an impairment or reversal of impairment are present necessitating a reassessment of the carrying value of the San Francisco Mine.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment and impairment reversal
The Company assesses its mining interest assets during each reporting period to determine whether any indication of impairment or impairment reversal exists. Where an indicator of impairment or impairment reversal exists, a formal estimate of the recoverable amount, considered to be the greater of fair value net of selling costs and value in use, is made.

In determining the recoverable amounts of the mineral properties and plant and equipment, management estimates the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, or adverse current economic conditions may result in an impairment of the carrying amounts of the Company’s property, plant and equipment or mining interests.

Mineral reserves
Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

Interpretation of geological data to estimate the size, depth and shape of an ore body requires complex judgements. The estimation of future cash flows related to proven and probable reserves is based upon engineering factors and other estimates, including, but not limited to, foreign exchange rates, commodity prices, future capital requirements, production costs and metal production.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resource estimates may affect the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

Depreciation and depletion
Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the expected useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation and depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in the gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Deferred stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property or mining phase (“life of mine strip ratio” or “life of phase strip ratio”). Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred.

Inventories
Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are accumulated as the cost of ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value and are subject to significant measurement uncertainty.

Write-downs of ore in process and finished metal inventory resulting from NRV impairments are reported as current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and production levels. Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and estimated recovery. The timing and ultimate recovery of gold contained on leach pads may vary significantly from the estimates.

The estimate of recoverable gold placed on the leach pads is reconciled to the quantity of gold recovered (metallurgical balancing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in process and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for site reclamation and closure
Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially affect the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Current and deferred taxes
The Company’s provision for income taxes is estimated based on expected effective tax rates. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected effective tax rates and differences between the actual and expected effective tax rates and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made or differences are identified.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be accepted by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

Forecasted cash flows from operations are based on life of mine projections developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control and that are implementable without significant obstacles. The likelihood that tax positions taken will be accepted by tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses income tax assets.

Share-based payments

Equity-settled awards
Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Cash-settled awards
Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. Performance share units are measured using a Monte Carlo valuation model. The model utilizes assumptions such as the risk-free rate, price volatility and foreign exchange volatility. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies
Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements during the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to avoid labour and tax obligations. As is common practice in Mexico, the Company has entered into such subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing.

The Company has assessed the implications of these amendments and has determined that, other than what is recorded, it is probable that no additional obligation for statutory profit sharing or labour payments need be recorded in the consolidated financial statements as at and for the year ended December 31, 2017.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CHANGES IN ACCOUNTING STANDARDS

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments ("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to adopt IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The following summarizes the expected impact on IFRS 9 upon adoption:
•	The classification of financial assets and liabilities is expected to remain consistent. The Company does not and does not expect to hold equity securities.
•	The introduction of the new “expected credit loss” impairment model is not expected to materially impact the Company, as the Company only sells to established commodity trading firms.
•	The reformed approach to hedge accounting is not expected to impact the Company, as the Company does not apply or expects to apply hedge accounting.

b)

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its doré sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide enhanced disclosures in relation to judgments as to when determining timing and measurement of revenue, however, based on the Company’s current operations, the balance of the new disclosures are not expected to materially impact the financial statements.

c)

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The Company does not have any material lease contracts. The adoption of IFRS 16 is not expected to have any material impact upon the date it become effective.

CONTROLS AND PROCEDURES

Disclosure controls and procedures
The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of December 31, 2017.

Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2017, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during fiscal 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its development projects, and such capital may not be available on commercially acceptable terms, if at all.

If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its anticipated development activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

  levels of supply and demand;
  global or regional consumptive patterns;
  sales by government holders;
  metal stock levels maintained by producers and others;
  increased production due to new mine developments and improved mining and production methods;
  speculative activities;
  inventory carrying costs;
  availability and costs of metal substitutes;
  international economic and political conditions;
  interest rates;
  currency values; and,
  inflation or deflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration and development properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

  terrorism and hostage taking;
  expropriation or nationalization without adequate compensation;
  difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
  high rates of inflation;
  changes to royalty and tax regimes;
  substantial fluctuations in currency exchange rates;
  volatile local political and economic developments;
  difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;
  as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and, difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and the Company property effectively.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of natural resources;
  exploration, development, production and post-closure reclamation of mines;
  imports and exports;
  price controls or production restrictions;
  taxation;
  mining royalties;
  labor standards and occupational health and safety, including mine safety; and
  historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy - Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco Property has mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its reserve and resource estimates are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Other risks

For further information regarding the Company’s operational risks please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the years ended December 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

QUALIFIED PERSON

Scientific and technical information contained in this MD&A with respect to the Ana Paula Project was reviewed and approved by the Company’s VP Project Development, Paul Hosford, BSc, P.Eng, a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this MD&A with respect to the San Francisco Mine was reviewed and approved by San Francisco Mine Manager, Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.